Mail Stop 3561

March 27, 2007

Mr. David M. Ratcliffe
Chairman and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Atlanta, Georgia 30308

Re: **The Southern Company**
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File No. 1-3526

Alabama Power Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File No. 1-3164

Georgia Power Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File No. 1-6468

Gulf Power Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File No. 0-2429

Mississippi Power Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File No. 1-11229

Southern Power Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 27, 2007
File No. 333-98553

Dear Mr. Ratcliffe:

We have reviewed your filings and have the following comments. Our review was limited to those issues that we have addressed in our comments and we do not intend to expand our review at this time to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Part II

Item 9A. Controls and Procedures, page II-5

Disclosure Controls and Procedures

2.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your company's disclosure controls and procedures are effective in timely alerting them to material information (including information relating to your consolidated subsidiaries) required to be included in your periodic reports. Your use of the phrase "material information" could be interpreted as being restrictive. In this regard, please confirm to us that your officers concluded that your disclosure controls and procedures were effective in timely alerting them to information required to be included in your filings under the Securities Exchange Act of 1934 and revise your disclosures accordingly in future filings. See Exchange Act Rule 13a-15(e).

General

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

      You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned, at (202) 551-3841, if you have questions regarding our comments on the financial statements and related matters.

      Sincerely,

      Michael Moran
      Accounting Branch Chief